3/29/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02007185

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
FEB 2 8 2002
340

SEC FILE NUMBER
8- 50996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gemini Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., 20th Floor
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Tumen 312-692-5090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins, Robbins & Diamond, Ltd.
(Name — *if individual, state last, first, middle name*)

333 Skokie Blvd. Ste. 107 (Address) Northbrook (City) Il (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02

(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB ...

OATH OR AFFIRMATION

I, Steve Tumen, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Gemini Capital, LLC, as December 31, 2001, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:



Signature

Managing Member

Title



Notary Public


"OFFICIAL SEAL"
SHARON T. BREE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/10/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS



KUTCHINS
ROBBINS &
DIAMOND,
LTD.

Independent Auditors' Report

To the Members of
Gemini Capital, LLC

We have audited the accompanying statement of financial condition of Gemini Capital, LLC (an Illinois limited liability company) as of December 31, 2001 and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2001, and the results of its operations and it cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins, & Diamond, Ltd.

Northbrook, Illinois
February 26, 2002

333 SKOKIE BLVD., SUITE 107 ■ NORTHBROOK, IL 60062 ■ TEL 847.498.5100 ■ FAX 847.498.5272
1101 PERIMETER DRIVE, SUITE 460 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets		
Cash	$	16,470
Investments		3,300
Commission receivable		6,000
Prepaid expenses		495
Total current assets	$	26,265

LIABILITIES AND MEMBERS' EQUITY

Current liability - accounts payable	$	721
Members' equity		25,544
Total liabilities and members' equity	$	26,265

See accompanying notes to financial statements.